INTERSECT ENT, INC.

1555 Adams Drive

Menlo Park, CA 94025

June 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

RE:	Intersect ENT, Inc.
Registration Statement on Form S-3
File No. 333-238963

Acceleration Request

Requested Date:	June 17, 2020
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-238963) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Wednesday, June 17, 2020, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew B. Hemington of Cooley LLP, counsel to the registrant, at (650) 843-5062.

[Signature page follows]

Sincerely,

INTERSECT ENT, INC.

By:	/s/ Thomas A. West
Thomas A. West
President and Chief Executive Officer

cc:	Richard A. Meier, Executive Vice President and Chief Financial Officer, Intersect ENT, Inc.
Matthew B. Hemington, Cooley LLP